Mail Stop 3561

March 22, 2006

<u>Via Fax and U.S. Mail</u>

Mr. Joseph T. Jurkowski
Bear Stearns Asset Backed Securities I LLC
383 Madison Ave
New York, NY 10179

Re: Bear Stearns Asset Backed Securities I LLC
**   Amendment No. 2 to Registration Statement on Form S-3**
**   Filed March 6, 2006**
**   File No. 333-131374**

Dear Mr. Jurkowski:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note that certain revisions to prospectus supplement #1 made in response to our prior comment letter dated February 24, 2006, were not made in prospectus

supplement #2. Please confirm that all prior comments applicable to prospectus supplement #1 have been applied universally.

2. We reissue previous comment number 4. When you file clean legality opinions prior to or simultaneously with a takedown, please confirm that you will delete assumptions (ii), (iii) and (iv) of the second paragraph of the Thatcher Profitt opinion.

3. Please revise exhibit 5.1(a) to state, if true, that the notes will be legally binding obligations.

4. We note that the Depositor is a Delaware LLC. Please confirm that there is no corporate action required in connection with transferring the assets to the trust and authorizing this transaction or revise to clarify that all actions required under Delaware law are also done and revise the Thatcher opinion to cover Delaware corporate law as well and remove the limitation to New York law.

5. Similarly, confirm that when you file clean legality opinions prior to or simultaneously with a takedown for the Orrick opinion that the opinion will be modified to address an actual prospectus and supplement, not forms of such documents and that you will omit assumption (d) except for execution, authentication, payment, and delivery.

6. Please file the opinions and consents of Greenberg Traurig.

7. Please file a letter as supplemental correspondence explaining the reasons for the filings on March 3, 2006 and March 6, 2006.

Summary, page S-4

8. We are unable to locate the tabular summary that is responsive to prior comment 7. Please advise.

Credit Enhancement, page S-11

9. We note your response to prior comment 10. We re-issue that comment. In the next amendment, please include bracketed language showing both where you plan to include information in the prospectus supplement regarding liquidation and amortization triggers, when it is applicable, and what the substance of that information will be in terms of compliance with Regulation AB.

10. We note your response to prior comment 11. We re-issue that comment in part. Please include a bracketed placeholder confirming that you will identify and discuss in the summary any other forms of credit enhancement (as contemplated by the base prospectus) that may used in connection with the prospectus supplement, but are not currently discussed in the form.

Delinquency and Loss Information, page S-45

11. Please confirm that you will disclose as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off. Alternately, direct us to the sentence showing that there is a three-year maximum before write-off.

Base Prospectus

Additional Information, page 36

12. We note your response to prior comment 28. However, we are unable to locate your revised disclosure. Please advise.

Financial Instruments, page 50

13. We note your response to prior comment 30. We re-issue the comment.

Pooling and Servicing Agreement

Annual Statements as to Compliance, page 63

14. We note your response to our prior comment 32. We re-issue the comment. The phrase "or those Servicing Criteria otherwise mutually agreed to by EMC and the applicable Servicer" appears to suggest the ability of private parties to mutually contract out of the ones in the rule.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3755.

           Sincerely,

           Max A. Webb
           Assistant Director

cc: Via Facsimile (212) 912-7751
   Mr. Richard Simonds, Esq.
   Thacher Proffitt & Wood LLP
   Telephone: (212) 912-7472